Exhibit 99.4
NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company: Wolseley plc
2) Name of shareholder having a major interest:
Lloyds TSB Group plc
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18:
In respect of the above holder.
4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

38,084,567	Lloyds TSB Group plc
5) Number of shares/amount of stock acquired:
not applicable
6) Percentage of issued class:
not applicable
7) Number of shares/amount of stock disposed:
not disclosed
8) Percentage of issued class:
not disclosed
9) Class of security:
Ordinary shares of 25p each
10) Date of transaction:
17 April 2007
11) Date company informed:
20 April 2007
12) Total holding following this notification:
39,084,567 of which 29,074,008 are held directly

13) Total percentage holding of issued class following this notification:
5.928% of which 4.410% represent directly held shares and 1.518% represent indirectly held shares
14) Any additional information:
15) Name of contact and telephone number for queries:
Mark J. White — 0118 929 8700
16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel
Date of notification:
20 April 2007
END